NO ACT

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1-13-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025147

January 13, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-13-12

Jodi A. Simala
Mayer Brown LLP
jsimala@mayerbrown.com

Re: Republic Services, Inc.

Dear Ms. Simala:

This is in regard to your letter dated January 13, 2012 concerning the shareholder proposal submitted by Denis O'Callaghan for inclusion in Republic's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Republic therefore withdraws its January 10, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc: Denis O'Callaghan
*** FISMA & OMB Memorandum M-07-16 ***

MAYER • BROWN

Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600
Main Fax +1 312 701 7711
www.mayerbrown.com

Jodi A. Simala
Direct Tel +1 312 701 7920
Direct Fax +1 312 706 8436
jsimala@mayerbrown.com

January 13, 2012

Via Email

shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Republic Services, Inc.—Shareholder Proposal Submitted by Denis O'Callaghan

Ladies and Gentlemen:

On January 10, 2012, we submitted a request for a no-action letter on behalf of our client, Republic Services, Inc., to the Division of Corporation Finance requesting that the Staff concur with Republic's view that, for the reasons stated in the request, the stockholder proposal (the "Proposal") submitted by Denis O'Callaghan (the "Proponent") properly may be omitted from Republic's proxy statement and form of proxy to be distributed by Republic in connection with its 2012 annual meeting of shareholders.

On January 11, 2012, the Proponent called me to inform me that he was withdrawing the Proposal. I subsequently received the email, attached hereto as Exhibit A, confirming that the Proponent is withdrawing the Proposal. Based on the withdrawal of the Proposal by the Proponent, Republic is hereby withdrawing the request for a no-action letter. A copy of this letter is being provided to the Proponent.

If the Staff has any questions with respect to the foregoing, please contact me by phone at 312-701-7920 or via e-mail at jsimala@mayerbrown.com.

Sincerely,

Jodi A. Simala

cc: Denis O'Callaghan

Exhibit A

Withdrawal Notification

See attached.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, January 11, 2012 3:39 PM
To: Simala, Jodi A.
Subject: Shareholder proposal

Dear Ms. Simala

This e-mail is to confirm what I stated in our telephone conversation this morning, that I wish to withdraw my stockholder proposal regarding corporate political contributions .. The reason I'm doing this, as I explained to you, is that my health has greatly deteriorated and I would be unable to attend the annual meeting in person to put forward the proposal .
Thank you for your attention to this matter and I wish you and your company every success .

Sincerely,

Denis O'Callaghan

MAYER•BROWN

Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600
Main Fax +1 312 701 7711
www.mayerbrown.com

Jodi A. Simala
Direct Tel +1 312 701 7920
Direct Fax +1 312 706 8436
jsimala@mayerbrown.com

January 10, 2012

Via Email

shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Republic Services, Inc.—Shareholder Proposal Submitted by Denis O'Callaghan

Ladies and Gentlemen:

We are writing on behalf of our client, Republic Services, Inc., a Delaware corporation ("Republic"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur with Republic's view that, for the reasons stated below, the shareholder proposal and statement in support thereof (the "Proposal") submitted by Denis O'Callaghan (the "Proponent") properly may be omitted from Republic's proxy statement and form of proxy to be distributed by Republic in connection with its 2012 annual meeting of shareholders (the "2012 Proxy Materials").

Pursuant to Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before Republic intends to file its definitive 2012 Proxy Materials with the Commission and concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) under the Exchange Act and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of Republic pursuant to Rule 14a-8(k) and SLB 14D.

Republic notes that there is ambiguity as to whether the Proponent is requesting that the Proposal appear in the 2012 Proxy Materials. Although it is unclear whether the Proponent intended his letter to be a shareholder proposal subject to Rule 14a-8, as he does not mention the word "proxy" and provided no supporting statement for inclusion in the 2012 Proxy Materials, Republic has determined it prudent to treat it as such.

THE PROPOSAL

The Proposal states:

> The Corporation nor its officers shall not make any political contributions whatsoever, nor shall they employ any political lobbyists.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

I. The Proposal can be excluded from the 2012 Proxy Materials because the Proposal is not a proper subject for action by shareholders, implementation of the Proposal would cause Republic to violate Delaware law and Republic lacks the power and authority to implement the Proposal.

Republic believes that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(1) under the Exchange Act because the Proposal is not a proper subject for action by shareholders under the Delaware General Corporation Law. The Proposal, if adopted, would seemingly purport to preclude Republic and its officers from making political contributions or employing political lobbyists. Under Section 141(a) of the Delaware General Corporation Law, however, the "business and affairs" of a corporation shall be managed by or under the direction of its board of directors. Determinations regarding expenditures are within the ambit of a corporation's "business and affairs."

The Note to paragraph (i)(1) of Rule 14a-8 states:

> Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law.

The Staff has previously permitted exclusion of a proposal as an improper subject for shareholder action under applicable state law where the proposal was mandatory and would impermissibly bind the board of directors. See, e.g., *Archer-Daniels-Midland Company* (avail. Aug. 18, 2010). The Proposal is mandatory instead of precatory, and therefore would impermissibly bind the Republic board of directors if adopted by shareholders. In accordance with Rule 14a-8(j)(2)(iii) under the Exchange Act, we are attaching to this letter, as Exhibit B, an opinion of Richards, Layton & Finger, P.A., Delaware counsel to Republic (the "Delaware

Opinion"), stating that the Proposal is not a proper subject for action by shareholders under the Delaware General Corporation Law.

Because the Proposal is not a proper subject for action by shareholders, Republic believes the Proposal may be omitted from the 2012 Proxy Materials under Rule 14a-8(i)(2) under the Exchange Act because, if implemented, it would cause Republic to violate Delaware law and Rule 14a-8(i)(6) under the Exchange Act because Republic lacks the power and authority to implement the Proposal. See the Delaware Opinion.

II. The Proposal can be excluded from the 2012 Proxy Materials because it is materially false and misleading.

Rule 14a-8(i)(3) under the Exchange Act permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and the form of proxy "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

Staff Legal Bulletin No. 14B (Sept. 15, 2004) clarified that this basis for exclusion applies where:

> the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. . . .

The Staff has repeatedly permitted exclusion of a proposal as misleading where it was sufficiently vague and indefinite that the company and its shareholders might interpret the proposal differently. For example, in *Fuqua Industries, Inc.* (avail. Mar. 12, 1991), the shareholder proposal at issue requested a prohibition on "any major shareholder . . . which currently owns 25% of the Company and has three Board seats from compromising the ownership of the other stockholders," including restrictions on such shareholders "selling assets/interests to the Company" or "obtaining control of the Company/Board." The Staff stated that, with respect to the meaning and application of the terms and conditions contained in the proposal, including "any major shareholder," "assets/interests" and "obtaining control," "neither shareholders voting on the proposal nor the Company in implementing the proposal, if adopted, would be able to determine with any reasonable certainty what actions would be taken under the proposal. The staff believes, therefore, that the proposal may be misleading because any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *See also Motorola, Inc.* (avail. Jan. 12, 2011) (allowing exclusion of a proposal regarding retention of equity compensation by executives where the proposal provided that the resolution included a request that the board negotiate "with senior executives to request that they relinquish . . . preexisting executive pay rights" because, in particular, "executive pay rights" was vague and indefinite); *Prudential*

Financial, Inc. (avail. Feb. 16, 2007) (allowing exclusion of a proposal urging the board to seek shareholder approval for certain senior management incentive compensation programs where the proposal failed to define key terms and was subject to differing interpretations).

Republic believes the Proposal is vague and indefinite because it is susceptible to multiple interpretations. Shareholders, and Republic if the Proposal were adopted, could not be certain about the overall meaning and intent of the Proposal. The Proposal provides that Republic's "officers shall not make any political contributions whatsoever." It is unclear whether this prohibition is intended to apply to personal political contributions made by an officer of Republic in his or her individual capacity, or whether it is only intended to restrict contributions made by such an officer on behalf of Republic. Although the first interpretation appears to be the plain meaning of the words of the Proposal, a reasonable shareholder might think that the second interpretation is intended, because it would be impractical for a corporation to bar its officers from making any political contributions, and one that took such an action would likely have difficulties attracting and retaining talented officers.

Adding to the vague and indefinite nature of the Proposal is the supporting statement provided by the Proponent, which states that the Proponent "do[es] not like [his] dividends being given out as political contributions nor do[es he] approve of corporations buying the influence and votes of elected officials which may be contrary to [his] intent in electing them in the first place." This supporting statement indicates that the Proposal is intended only to restrict contributions made by and on behalf of Republic. It does not provide any support for restricting political contributions by Republic's officers in their individual capacities and therefore creates uncertainty about the meaning of the Proposal.

Republic believes that other terms and phrases used in the Proposal are vague and indefinite because the Proposal does not provide any context for their meaning. For example, the Proposal does not provide any context for, or explanation of, what is meant by "political contributions," apart from the vague supporting statement concerning "buying the influence and votes of elected officials." Shareholders may have differing interpretations of whether the term "political contributions" is intended to include non-monetary contributions to political campaigns, indirect political contributions to candidates or contributions, such as dues, to organizations that engage in lobbying. Moreover, the phrase "employ any political lobbyists" is also vague and indefinite because it is susceptible to multiple meanings. A reasonable shareholder might think that this prohibition would prevent Republic from hiring a political lobbyist to lobby on its behalf. Another reasonable interpretation of this phrase is that it would prevent Republic from hiring, as an officer or other employee, any person who is a political lobbyist. There is likewise no context for the term "political lobbyist," which is susceptible to differing interpretations. The term could refer to individuals or companies that are hired to influence legislation on behalf of a corporation and could be limited only to those who have registered as lobbyists under federal law. The term, however, also could refer to the role taken by an officer when such officer meets with government officials concerning activities or projects of the corporation. The term "officer" may also be susceptible to multiple interpretations by shareholders, making it vague and indefinite. It is not clear whether the term is intended to include those individuals who are officers under the Delaware General Corporation Law, senior executive officers, named executive officers, or potentially a more broad meaning of the term, including regional managers and similar employees.[1] As with the other terms discussed above, the Proposal provides no context for the intended meaning of the term "officer." In addition to the vague and indefinite terms and phrases described above, the double negative included in the Proposal makes its meaning generally unclear and susceptible to multiple interpretations.

With respect to each of the terms and phrases discussed above, Republic is of the view that neither Republic's shareholders nor Republic's board could determine with any certainty what actions Republic would be required to take if the Proposal were approved.

III. The Proposal can be excluded from the 2012 Proxy Materials because Republic lacks the power and authority to implement the Proposal.

Rule 14a-8(i)(6) under the Exchange Act permits a registrant to omit a shareholder proposal "if the company would lack the power or authority to implement the proposal." In Release No. 34-40018 (May 21, 1998), the Commission summarized one application of Rule 14a-8(i)(6), noting that "exclusion may be justified where implementing the proposal would require intervening actions by independent third parties." This Release specifically referred to *SCEcorp* (avail. Dec. 20, 1995), in which the Staff agreed that, under the predecessor to Rule 14a-8(i)(6), a proposal that called for unaffiliated brokers and trustees to amend "existing and future agreements regarding discretionary voting" could be excluded.

The Staff has consistently permitted exclusion of such proposals as beyond the power of a company to implement. For example, under the predecessor to Rule 14a-8(i)(6), the Staff permitted exclusion of a proposal that would have required the company to demand that any employee serving in a public capacity take certain steps to demand investigations of wrongdoing within the applicable public sector. *The Southern Company* (avail. Feb. 23, 1995). In that instance, the company argued that it could not direct the activities of an employee outside of its employment with the company. Similarly, the Staff has explicitly noted in Staff Legal Bulletin No. 14C (Jun. 28, 2005), with respect to proposals regarding director independence, that:

> when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-

[1] If the Proposal is read to cover a more broad meaning of the term "officer," the Proposal could cause Republic to violate certain state laws. For example, Section 1101 of the California Labor Code provides that "[n]o employer shall make, adopt, or enforce any rule, regulation or policy: (a) Forbidding or preventing employees from engaging or participating in politics or from becoming candidates for public office. (b) Controlling or directing, or tending to control or direct the political activities or affiliations of employees." If the Proposal, if implemented, would purport to restrict a Republic employee in California from making political contributions in his or her individual capacity, the Proposal could cause Republic to violate this state law.

> 8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal.

One interpretation of the Proposal is that it would require each of Republic's officers to refrain from making political contributions in his or her individual capacity. As in *The Southern Company* and proposals requiring director independence, the Proposal is beyond Republic's power to implement because it requires compliance by third parties, outside of Republic's control. Accordingly, Republic believes that it can exclude the Proposal under Rule 14a-8(i)(6), as it cannot ensure that its officers would comply with the prohibition against making political contributions in their individual capacities.

IV. The Proposal can be excluded from the 2012 Proxy Materials because it deals with a matter relating to Republic's ordinary business operations.

Rule 14a-8(i)(7) under the Exchange Act permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and the form of proxy "[i]f the proposal deals with a matter relating to the company's ordinary business operations." Release No. 34-40018 (May 21, 1998) describes the policy underlying Rule 14a-8(i)(7) and the two central considerations that the Staff reviews in determining whether a proposal can be excluded as relating to a company's ordinary business operations. The first consideration is whether the subject matter of the proposal relates to tasks that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Proposals relating to such matters, but "focusing on sufficiently significant social policy issues" are generally not permitted to be excluded as they transcend day-to-day business matters. The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 34-40018 explains that a proposal may be found to "micro-manage" the company "where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

The Staff has generally been of the view that proposals relating to the general political activities of a company focus on a "significant social policy issue" and therefore are not excludable. *See, e.g., American Telephone & Telegraph Company* (avail. Jan. 11, 1984) (proposal recommending that management publish in newspapers a detailed statement of political contributions made by the company in the preceding fiscal year not excludable); *International Business Machines Corp.* (avail. Jan. 24, 2011) (proposal requesting that the company provide a report on lobbying contributions and expenditures not excludable). The Proposal does not, however, relate to Republic's general political activities or request a report on contributions made by Republic, but instead would purport to prohibit Republic from making any political contributions or engaging in any lobbying activities through "political lobbyists" at all.[2] Republic also believes the Proposal would interfere with Republic's ordinary business operations with respect to the board of directors' determination of the duties of the officers. The Proposal may go so far as to reach not only the ordinary business operations of Republic, but even to impose restrictions on the personal activities of a potentially large group of Republic employees by preventing all "officers" from making any political contributions. In this way the Proposal is one that "micro-manages" Republic by imposing a specific method for addressing the complex issue of political contributions and lobbying activities.

The Staff has consistently permitted the exclusion of proposals, like the Proposal, that "micro-manage" a company by imposing a specific method for addressing complex issues. For example, the Staff has permitted exclusion of proposals requesting that companies cease making contributions to specific organizations or types of organizations. *Pfizer Inc.* (avail. Jan 28, 2005); *Verizon Communications Inc.* (avail. Jan. 25, 2005); *see also Wal-Mart Stores, Inc.* (avail. Apr. 2, 2002) (proposal requesting that the board implement specified changes involving employee discounts, company contributions to employee purchases of stock, hourly pay, gift cards and employee control of merchandise displays excludable as relating to the company's ordinary business operations).

CONCLUSION

For the foregoing reasons, on behalf of Republic we request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from Republic's 2012 Proxy Materials. If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that Republic may omit the Proposal from the 2012 Proxy Materials, please contact me by phone at 312-701-7920 or via e-mail at jsimala@mayerbrown.com.

Sincerely,

Jodi A. Simala

cc: Denis O'Callaghan

FISMA & OMB Memorandum M-07-16

---

[2] Republic will be including in the 2012 Proxy Materials such a proposal, made by the New York State Common Retirement Fund and relating to Republic's general political activities, requesting that it provide a semiannual report on political contributions, as defined in the context of that proposal.

Exhibit A

The Proposal

See attached.

From

FISMA & OMB Memorandum M-07-16

November 4, 2011

To the Corporate Secretary

Republic Services Inc.

18500 North Allied Way

Phoenix ,AZ 85054

Dear Sir

I, Denis O'Callaghan, of ***FISMA & OMB Memorandum M-07-16*** , a shareholder in your company with 90 shares hereby request that you place the following item on ttthe ballot for the next company meeting for shareholders to vote on:

"The Corporation nor its officers shall not make any political contributions whatsoever, nor shall they employ any political lobbyists"

I am taking this action because I do not like my dividends being given out as political contributions nor do I approve of corporations buying the influence and votes of elected officials which may be contrary to my intent in electing them in the first place.

Kindly give this matter your immediate attention,

Respectfully yours,

Denis O Callaghan

Denis O'Callaghan

Exhibit B

Delaware Opinion

See attached.

RICHARDS LAYTON & FINGER

January 10, 2012

Republic Services, Inc.
18500 North Allied Way
Phoenix, Arizona 85054

Re: Stockholder Proposal Submitted by Denis O'Callaghan

Ladies and Gentlemen:

We have acted as special Delaware counsel to Republic Services, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") by Denis O'Callaghan (the "Proponent"), dated November 4, 2011. In this connection, you have requested our opinion as to a certain matter under the laws of the State of Delaware.

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on July 1, 1998, as amended by the Certificate of Correction of Restated Certificate of Incorporation of the Company, as filed with the Secretary of State on April 26, 1999, as amended by the Certificate of Amendment of Amended and Restated Certificate of Incorporation, as filed with the Secretary of State on June 15, 1999, as amended by the Certificate of Designations of Series A Junior Participating Preferred Stock of the Company, as filed with the Secretary of State on July 28, 2008 (collectively, the "Certificate of Incorporation"); (ii) the Amended and Restated Bylaws of the Company, as amended on January 6, 2011 (the "Bylaws"); and (iii) the Proposal.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering this opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but

One Rodney Square ■ 920 North King Street ■ Wilmington, DE 19801 ■ Phone: 302-651-7700 ■ Fax: 302-651-7701

www.rlf.com

rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> The Corporation nor its officers shall not make any political contributions whatsoever, nor shall they employ any political lobbyists.

We have been advised that the Company is considering excluding the Proposal from the Company's proxy statement for the 2012 annual meeting of stockholders under, among other reasons, Rules 14a-8(i)(1), 14a-8(i)(2) and 14a-8(i)(6) promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(i)(1) provides that a registrant may omit a proposal "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Rule 14a-8(i)(2) provides that a registrant may omit a proposal from its proxy statement when "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Rule 14a-8(i)(6) allows a proposal to be omitted if "the company would lack the power or authority to implement the proposal." In this connection, you have requested our opinion as to whether, under Delaware law, (i) the Proposal is a proper subject for action by the Company's stockholders, (ii) the implementation of the Proposal, if adopted by the Company's stockholders, would violate Delaware law, and (iii) the Company has the power and authority to implement the Proposal.

For the reasons set forth below, the Proposal, in our opinion, is not a proper subject for action by the stockholders of the Company under Delaware law, would, if implemented, violate Delaware law and is beyond the power and authority of the Company to implement.

DISCUSSION

As a general matter, the directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 141(a) of the General Corporation Law of the State of Delaware (the "General Corporation Law") provides, in relevant part, as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a); see also Certificate of Incorporation, Article V ("The Board of Directors shall have all powers and authority which may be granted to a board of directors of a corporation under the [General Corporation Law] ..."); Bylaws, Section 3.1 ("The business and affairs of the [Company] shall be managed by or under the direction of its Board of Directors.").

Section 141(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the General Corporation Law or the certificate of incorporation. See, e.g., CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 232 (Del. 2008); Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). Section 141(a) sets forth the overall approach taken by the General Corporation Law with regard to the separate and distinct roles of the stockholders or investors of the corporation, on the one hand, and the board of directors or managers of the corporation, on the other hand. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); In re Citigroup Inc. S'holder Deriv. Litig., 964 A.2d 106, 120 (Del. Ch. 2009); see also Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.").

This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

Id.; 8 Del. C. § 141(a); see also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Lehrman, 222 A.2d at 800; In re CNX Gas Corp. S'holders Litig., 2010 WL 2705147, at *10 n.12 (Del. Ch. July 5, 2010) appeal refused, 30 A.3d 782 (Del. 2010) (TABLE).

The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property

> and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., 1985 WL 44684, at *3 (Del. Ch. Nov. 21, 1985) (citations omitted). As a result, directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., 1983 WL 8936, at *18 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); see also Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) overruled on other grounds Brehm v. Eisner, 746 A.2d 244 (Del. 2000); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board delegate or abdicate this responsibility in favor of stockholders. Paramount Commc'ns, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985); see also Air Prods. & Chems., Inc v. Airgas, Inc., 16 A.3d 48, 124 (Del. Ch. 2011).

In exercising their discretion concerning the management of the corporation's affairs, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and its stockholders. Schoon v. Smith, 953 A.2d 196, 206 (Del. 2008). However, directors are not obligated to act in accordance with the desires of the holders of a majority of the corporation's shares. See Paramount Commc'ns Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), aff'd, 571 A.2d 1140 (Del. 1989); see also Hollinger, Inc. v. Hollinger Int'l, Inc., 858 A.2d 342, 386-87 (Del. Ch. 2004). For example, in Abercrombie, 123 A.2d 893, the plaintiffs challenged an agreement among certain stockholders and directors which, among other things, purported to irrevocably bind directors to vote in a predetermined manner even though the vote might be contrary to their own best judgment. The Court of Chancery concluded that the agreement was an unlawful attempt by stockholders to encroach upon directorial authority:

> So long as the corporate form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters.
>
> Nor is this, as defendants urge, merely an attempt to do what the parties could do in the absence of such an [a]greement. Certainly the stockholders could agree to a course of persuasion but they cannot under the present law commit the directors to a

> procedure which might force them to vote contrary to their own best judgment.
>
> I am therefore forced to conclude that [the agreement] is invalid as an unlawful attempt by certain stockholders to encroach upon the statutory powers and duties imposed on directors by the Delaware corporation law.

Abercrombie, 123 A.2d at 899-900 (citation omitted).

In a more recent decision, the Delaware Supreme Court found that Section 141(a) was violated where a proposed bylaw would impermissibly infringe on directors' exercise of their fiduciary duties. CA, 953 A.2d at 237. In CA, the Court invalidated a stockholder-proposed bylaw that would have required the board to pay a dissident stockholder's proxy expenses for running a successful "short slate" because the bylaw potentially would have required the board to expend corporate funds in cases where the exercise of their fiduciary duties would have restricted such expenditures. Id. at 240. The Court stated that such bylaw "would violate the prohibition, which our decisions have derived from Section 141(a), against contractual arrangements that commit the board of directors to a course of action that would preclude them from fully discharging their fiduciary duties to the corporation and its shareholders." Id. at 238. In reaching this decision, the Court noted that it had "previously invalidated contracts that would require a board to act or not act in such a fashion that would limit the exercise of their fiduciary duties," and pointed to prior authority in which contractual provisions were found to be invalid because they would "impermissibly deprive any newly elected board of [ ] its statutory authority to manage the corporation under 8 Del. C. § 141(a)." Id. at 238-39 (internal quotations omitted).

The Court noted that, although the cases on which its opinion was premised involved binding contractual commitments limiting the board's fiduciary duties—as opposed to stockholder-proposed bylaws—the general principles applied equally to both. Id. at 239. The Court stated:

> This case involves a binding bylaw that the shareholders seek to impose involuntarily on the directors in the specific area of election expense reimbursement. Although this case is distinguishable in that respect, the distinction is one without a difference. The reason is that the internal governance contract—which here takes the form of a bylaw—is one that would also prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate. That this limitation would be imposed by a majority vote of the shareholders rather than by the directors themselves, does not, in our view, legally matter.

Id.; see also Quickturn, 721 A.2d at 1291-92 ("The Delayed Redemption Provision, however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months.... Therefore, we hold that the Delayed Redemption Provision is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of a Delaware corporation. . . . The Delayed Redemption Provision 'tends to limit in a substantial way the freedom of [newly elected] directors' decisions on matters of management policy.' Therefore, 'it violates the duty of each [newly elected] director to exercise his own best judgment on matters coming before the board.'") (alterations in original; footnotes omitted).

In addition to the general managerial rights of the board of directors of a Delaware corporation, the board of directors, or persons duly authorized to act on its behalf, directs the decision-making process regarding the expenditure of corporate funds. See 8 Del. C. § 122(5) ("appoint such officers and agents as the business of the corporation requires and to pay or otherwise provide for them suitable compensation"); Wilderman v. Wilderman, 315 A.2d 610 (Del. Ch. 1974) (authority to compensate corporate officers is normally vested in the board pursuant to Section 122(5)); Lewis v. Hirsch, 1994 WL 263551, at *3 (Del. Ch. June 1, 1994) (same); Brehm v. Eisner, 746 A.2d 244, 263 (Del. 2000) (finding that the size and structure of agents' compensation are inherently matters of directors' judgment); Alessi v. Beracha, 849 A.2d 939, 943 (Del. Ch. 2004) (finding that it would be "unreasonable" to infer that directors of a Delaware corporation were unaware of the corporation's program to reacquire its shares because of the directors' responsibility under Section 141(a) to oversee the expenditure of corporate funds). In that regard, it is not appropriate under the General Corporation Law for the stockholders to restrict the discretion of a board of directors regarding the expenditure of corporate funds. In considering whether to restrain a corporation from expending funds, the Delaware Court of Chancery has noted the following:

> [T]o grant emergency relief of this kind, while possible, would represent a dramatic incursion into the area of responsibility created by Section 141 of our law. The directors of [the corporation], not this court, are charged with deciding what is and what is not a prudent or attractive investment opportunity for the Company's funds.

UIS, Inc. v. Walbro Corp., 1987 WL 18108, at *2 (Del. Ch. Oct. 6, 1987). Indeed, in CA, in considering the stockholder proposed bylaw amendment, the Delaware Supreme Court stated that "[n]o matter how artfully it may be phrased, the argument concedes the very proposition that renders the Bylaw, as written, invalid: the Bylaw mandates reimbursement of election expenses in circumstances that a proper application of fiduciary principles could preclude." CA, 953 A.2d at 240-41. Like the bylaw at issue in CA, the Proposal fails to allow the Board to exercise its fiduciary duties with respect to determining how the Company should expend its funds. See, e.g., id. at 241 (holding the stockholder proposed proxy reimbursement bylaw to be invalid "because the Bylaw contains no language or provision that would reserve to CA's directors their full power to exercise their fiduciary duty to decide whether or not it would be appropriate, in a specific case, to award reimbursement at all").

Section 141(a) of the General Corporation Law and relevant case law clearly provide that, subject to limitations set forth in the General Corporation Law or in a corporation's certificate of incorporation, it is the board of directors of a Delaware corporation, not the stockholders, that manages the affairs of the corporation, subject to the fiduciary duties of the directors. In this case, the Proposal would impermissibly restrict the directors' managerial authority and the exercise of the directors' fiduciary duties by infringing on the discretion of the Board of Directors of the Company (the "Board") with respect to the expenditure of corporate funds (by prohibiting political expenditures).

Like the proposed bylaw at issue in CA, the Proposal would constitute an "internal governance contract" that would commit the directors of the Company to subordinate their fiduciary duties to act in the best interests of the Company and its stockholders to a supervening duty to act in a manner consistent with the Proposal. As discussed above, under the statutory framework, the power to manage the affairs of the Company, including the expenditure of corporate funds, is vested in the Board. Thus, it is the Board, acting in its good faith business judgment, that must decide the purposes for which corporate funds should be expended. However, if the Proposal is adopted by the Company's stockholders, the Board would be restricted in its ability to act in the best interest of the Company and its stockholders. As such, because the restrictions created by the Proposal intrude on the substantive business decisions of the Board and could result in the Board violating its fiduciary duties to the Company and its stockholders, under the principles of CA as well as Quickturn, it would be found to be invalid. See, e.g., CA, 953 A.2d at 240. Because the Proposal, if implemented, would impermissibly restrict and infringe on the directors' exercise of their fiduciary duties and managerial authority in violation of Section 141(a) of the General Corporation Law, the Proposal would violate Delaware law. Since the implementation of the Proposal would violate Delaware law, the Company does not have the power and authority to implement the Proposal. Additionally, because it is the Board, not the stockholders, who are vested with the authority, and fiduciary obligation, to manage the affairs of the Company under Section 141(a) of the General Corporation Law, including the expenditure of corporate funds, and the General Corporation Law does not permit stockholders to compel directors to take action on matters as to which the directors are required to exercise judgment in a manner which may in fact be contrary to the directors' own best judgment, see CA, 953 A.2d at 239, the Proposal is not a proper subject for stockholder action.

CONCLUSION

Based upon and subject to the foregoing and subject to the limitations stated herein below, it is our opinion that the Proposal, if implemented, would violate Delaware law, that the Company lacks the power and authority to implement the Proposal and that the Proposal is not a proper subject for action by the stockholders of the Company under Delaware law.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and to the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

WH/BWF